United States securities and exchange commission logo





                           March 15, 2021

       Barry L. Biffle
       President and Chief Executive Officer
       Frontier Group Holdings, Inc.
       4545 Airport Way
       Denver, CO 80239

                                                        Re: Frontier Group
Holdings, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed March 8, 2021
                                                            File No. 333-254004
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted February
26, 2021
                                                            CIK No. 0001670076

       Dear Mr. Biffle:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement Filed on Form S-1

       Summary
       Overview, page 2

   1. We note your disclosure that you have increased your ancillary revenues from $12.80 per passenger in 2013 to
$57.11 per passenger in 2019 and $62.45 per passenger in 2020.
                                                        Please define what you
consider "ancillary revenues."
 Barry L. Biffle
FirstName  LastNameBarry    L. Biffle
Frontier Group  Holdings, Inc.
Comapany
March      NameFrontier Group Holdings, Inc.
       15, 2021
March2 15, 2021 Page 2
Page
FirstName LastName
Summary
Low Fares Done Right - Our Business Strategy
Strong Liquidity and Capital Structure, page 9

2. We note that your total available liquidity of $963 million includes $161 million of income tax receivable you expect to collect in 2021. Tell us why you believe it is appropriate to include an amount you have not collected or have access to in a liquidity measure as of December 31, 2020.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
72

3. We reviewed your response to comment 7. Discuss and analyze your financial position and the changes in your financial condition as required by Item 303(a) and (b) of
         Regulation S-K. Specifically, discuss and analyze material changes to your balance sheet and discuss material events and uncertainties that may impact your future financial condition. Also discuss and analyze statistical data that you believe will enhance understanding of your financial condition.
Operating Expenses
Aircraft Rent, page 76

4. You state that $33 million of rent related to 2020 was deferred to 2021 which favorably impacted your cash flows and results of operations. To ensure a balanced discussion, discuss the impact this deferral will have on 2021 and specify whether the deferred payments will be in addition to contractual 2021 rental payments. Trends and Uncertainties Affecting Our Business, page 78

5. In the fourth paragraph of this section you present and discuss Adjusted CASM including net interest. Please also present and discuss CASM alongside this measure.
Results of Operations, page 84

6. We note your presentation of Adjusted CASM + net interest and CASM + net interest.
         Tell us why you believe it is appropriate to adjust CASM, which is based on operating costs, by net interest, a non-operating expense.
Business
Competition, page 116

7.       We note your presentation of Adjusted CASM (Excluding Fuel) and
Adjusted CASM +
         net interest for your competitors. Please state, if true, that you calculated the metrics for each of the airlines shown based on publicly available information, along with a statement indicating that you believe the methodology you used was applied consistently.
 Barry L. Biffle
Frontier Group Holdings, Inc.
March 15, 2021
Page 3
8. We reviewed your response to comment 12. You state that the individual measures may not be comparable across all carriers; however, you believe the measures taken together provide investors with a better picture of the economic advantage provided by the
      Company   s low costs. Tell us how you considered presenting CASM within your table
      alongside your current measures since that is a measure that is generally comparable across all carriers.
Financial Statements
Consolidated Statements of Cash Flows, page F-7

9. Please provide supplemental disclosures of cash paid for interest expense.
Note 17. Income Taxes, page F-43

10. You disclose a tax benefit of $147 million in 2020. Yet you disclose an effective income tax rate of 39.5%. Please revise your federal statutory income tax rate reconciliation.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Yong Kim at (202) 551-3323 or Gus Rodriguez, Accounting Branch
Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty at (202) 551-3271 or Laura Nicholson,
Special Counsel, at (202) 551-3584 with any other questions.



                                                           Sincerely,
FirstName LastNameBarry L. Biffle
                                                           Division of
Corporation Finance
Comapany NameFrontier Group Holdings, Inc.
                                                           Office of Energy &
Transportation
March 15, 2021 Page 3
cc:       Tony Richmond
FirstName LastName